77D Policies with respect to security investments

Effective March 1, 2011, this Supplement provides the following amended and supplemental information and supersedes any information to the contrary in the Sterling Capital Funds' Class A, Class B and Class C Shares Prospectus (the "Retail Prospectus") and Institutional and Class R Shares Prospectus (the "Institutional Prospectus"), each dated February 1, 2011:



Sterling Capital Short-Term Bond Fund (formerly BB&T Short U.S.
Government Fund) (the "Fund")

Retail Prospectus and Institutional Prospectus

The second and third paragraphs under the heading "Strategy, Risks and Performance - Principal Strategy" with respect to the Fund are replaced with the following:

The Fund invests primarily in the following types of fixed income securities: (i) corporate debt securities, including bonds, notes and debentures, issued by U.S. companies that are investment grade (i.e., rated at the time of purchase in one of the four highest rating categories by a nationally recognized statistical rating organization, or are determined by the portfolio manager to be of comparable quality);
(ii) securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, some of which may be subject to repurchase agreements; (iii) investment grade mortgage -backed securities, including collateralized mortgage obligations;
 (iv) investment grade asset-backed securities; and (v) U.S. dollar -denominated foreign and emerging market securities. The Fund may invest up to 15% of its total assets in bonds that are below investment grade, which are commonly referred to as "high yield
" or "junk" bonds, and non-dollar denominated foreign and emerging market securities. The Fund will maintain an average duration between 1 and 3 years.


The Fund may invest in certain types of derivative instruments for hedging and investment purposes. Although the Fund may invest in derivatives of any kind, the Fund currently expects to invest in futures contracts and forward foreign currency contracts to gain efficient investment exposures as an alternative to cash investments or to hedge against portfolio exposures, and credit default swaps and interest rate swaps to gain indirect exposure to interest rates, issuers, or currencies, or to hedge against portfolio exposures. Additionally, the Fund will invest in municipal securities, convertible securities, including convertible bonds and preferred stocks, and cash equivalents.